Nicor Gas Company
Form 10-K
Exhibit 12.01

Nicor Gas Company
Computation of Consolidated Ratio of Earnings to Fixed Charges
(thousands)

	Year ended December 31

	2002	2001	2000	1999	1998

Earnings available to cover
fixed charges:
Net income	$109,139	$98,806	$12,584	$96,010	$94,119
Add: Income taxes	64,325	57,000	520	55,809	55,299
Fixed charges	36,711	45,431	44,863	38,917	44,870
Allowance for funds used during construction	(395)	(241)	(363)	(118)	(269)

	$209,780	$200,996	$57,604	$190,618	$194,019

Fixed charges:
Interest on debt	$33,037	$43,542	$42,365	$39,245	$42,624
Other interest charges and amortization of debt discount, premium, and expense, net	3,674	1,889	2,498	(328)	2,246

	$36,711	$45,431	$44,863	$38,917	$44,870

Ratio of earnings to fixed charges	5.71	4.42	1.28	4.90	4.32